File No.
82-3881

TYLER RESOURCES INC.

#1000, 800-5TH AVENUE S.W., CALGARY, ALBERTA T2P 3T6, TELEPHONE (403) 269-6753, FAX (403) 266-2606

02 FEB -8 AM 8:58

02015015

December 17, 2001

SUPPL

United States Securities
& Exchange Commission
Washington, DC
20549
USA

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-3881
News Release Dated December 17, 2001

Please find enclosed 3 copies of the news release listed above.

Yours very truly,

TYLER RESOURCES INC.

B. O'Neill

Barbara O'Neill

PROCESSED
FEB 14 2002
THOMSON
FINANCIAL

File No.
82-3881

TYLER RESOURCES INC.

#1000, 800 – 5TH Avenue S.W., Calgary, Alberta, T2P 3T6 Phone: (403) 269-6753, Fax: (403) 266-2606

CDNX SYMBOL: TYS **NEWS FOR RELEASE: December 17, 2001**
NEWS RELEASE: 01-12

For Further Information Contact: **Jean Pierre Jutras or Regan Chernish**
Web: http://www.tylerresources.com

Kelsey Joint Venture Formed

Tyler Resources Inc. ("Tyler") is pleased to announce that Diamondex Resources Ltd. (DSP-CDNX) has completed its earn-in obligation on the Kelsey Property, NWT and is now vested with a 60% interest. Tyler holds the remaining 40% and a Joint Venture has been formed to further explore the property.

The joint venture is considering an exploration program of ground geophysics and drilling to test several kimberlite targets during the first quarter of 2002. The Kelsey property is located 300 kilometers northeast of Yellowknife and lies immediately to the east side of the AK property on which De Beers is presently undertaking an advanced program on several diamond bearing kimberlite bodies.

"J. Devonshire"

J. Devonshire, President

File No.
82-3881

TYLER RESOURCES INC.

#1000, 800 – 5TH Avenue S.W., Calgary, Alberta, T2P 3T6 Phone: (403) 269-6753, Fax: (403) 266-2606

CDNX SYMBOL: TYS
NEWS RELEASE: 01-12

NEWS FOR RELEASE: December 17, 2001

For Further Information Contact: **Jean Pierre Jutras or Regan Chernish**
Web: http://www.tylerresources.com

Kelsey Joint Venture Formed

Tyler Resources Inc. ("Tyler") is pleased to announce that Diamondex Resources Ltd. (DSP-CDNX) has completed its earn-in obligation on the Kelsey Property, NWT and is now vested with a 60% interest. Tyler holds the remaining 40% and a Joint Venture has been formed to further explore the property.

The joint venture is considering an exploration program of ground geophysics and drilling to test several kimberlite targets during the first quarter of 2002. The Kelsey property is located 300 kilometers northeast of Yellowknife and lies immediately to the east side of the AK property on which De Beers is presently undertaking an advanced program on several diamond bearing kimberlite bodies.

"J. Devonshire"

J. Devonshire, President

File No.
82-3881

TYLER RESOURCES INC.

#1000, 800 – 5TH Avenue S.W., Calgary, Alberta, T2P 3T6 Phone: (403) 269-6753, Fax: (403) 266-2606

CDNX SYMBOL: TYS **NEWS FOR RELEASE: December 17, 2001**
NEWS RELEASE: 01-12

For Further Information Contact: **Jean Pierre Jutras or Regan Chernish**
Web: http://www.tylerresources.com

Kelsey Joint Venture Formed

Tyler Resources Inc. ("Tyler") is pleased to announce that Diamondex Resources Ltd. (DSP-CDNX) has completed its earn-in obligation on the Kelsey Property, NWT and is now vested with a 60% interest. Tyler holds the remaining 40% and a Joint Venture has been formed to further explore the property.

The joint venture is considering an exploration program of ground geophysics and drilling to test several kimberlite targets during the first quarter of 2002. The Kelsey property is located 300 kilometers northeast of Yellowknife and lies immediately to the east side of the AK property on which De Beers is presently undertaking an advanced program on several diamond bearing kimberlite bodies.

"J. Devonshire"

J. Devonshire, President

No Canadian Stock Exchange has approved nor disapproved of the information contained herein.